Mail Stop 3561

October 14, 2009

Ms. Georgette Mathers
Chief Executive Officer
Exclusive Apparel, Inc.
8860 Greenlawn Street
Riverside, CA 92508

> **Re:** **Exclusive Apparel, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2009**
> **File No. 000-53675**

Dear Ms. Mathers:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Health Care Services